FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For February 5, 2013

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter 2013 Results

-  Company Announces Third Quarter Cash Dividend of $0.05 Per Share  -

FOR IMMEDIATE RELEASE

MACAO (February 5, 2013) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2012.

Net sales for the third quarter ended December 31, 2012 were $13.8 million, a decrease of 15.2% compared to net sales of $16.2 million for the same quarter ended December 31, 2011. Net sales decreased by 12.7% to $6.4 million in the Company’s plastic segment and decreased by 17.3% to $7.4 million in the electronic and metallic segment.   The operating loss in the third quarter was $0.7 million, compared to an operating loss of $0.4 million for the same quarter of fiscal 2012.

Total gross margin decreased to 11.7% in the third quarter ended December 31, 2012 compared to 14.6% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 10.9% of net sales for the third quarter of fiscal 2013 compared to 19.1% of net sales for the same quarter of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to an increase in raw materials and labor costs as a percentage of net sales. Gross profit margin in the electronic and metallic segment improved to 12.5% of net sales for the third quarter ended December 31, 2012 compared to 10.9% of net sales for the year-ago quarter.  The improvement in gross profit margin in the electronic and metallic segment was mainly attributed to efficient usage of raw materials and factory overheads.

The Company reported a net loss of $0.2 million for the third quarter ended December 31, 2012 compared to net income of $0.09 million for the quarter ended December 31, 2011.  Deswell reported a basic and diluted loss per share of ($0.013) for the third quarter of fiscal 2013, (based on 16,698,000 and 16,717,000 weighted average shares outstanding, respectively) compared to a basic and diluted income per share of $0.006, (based on 16,197,000 and 16,198,000 weighted average shares outstanding, respectively) for the same quarter ended December 31, 2011.

Net sales for the nine months ended December 31, 2012 were $44.6 million, a decrease of 15.3%, compared to sales of $52.6 million for the corresponding period in fiscal 2012.  Operating loss for the nine months ended December 31, 2012 was $1.0 million, compared to an operating loss of $0.5 million for the first nine months of fiscal 2012.  The Company reported  net income of $0.008 million in the first nine months of fiscal 2013, compared to a net loss of $0.7 million for the nine months ended December 31, 2011.  Deswell reported basic and diluted net income per share of $0.0005 for the first nine months of fiscal 2013, (based on 16,482,000 and 16,559,000 weighted average share outstanding, respectively), compared to a basic and diluted loss per share of ($0.05), (based on 16,197,000 and 16,202,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the third quarter of fiscal year 2013, with $28.4 million in cash and cash equivalents at December 31, 2012, compared to $33.1 million at March 31, 2012.  Working capital totaled $60.6 million as of December 31, 2012, versus $60.9 million as of March 31, 2012.  Furthermore, the Company has no long-term or short-term borrowings as of December 31, 2012.

Mr. Franki Tse, Chief Executive Officer, commented, “Weakening demand in our export markets impacted sales and margins. We also continue to see increasing Chinese manufacturing costs and a shortage of available labor.  In spite of these headwinds, we are focused on closely partnering with our customers, suggesting new product concepts and providing sophisticated design and development services.  Our machinery and equipment is state of the art, and we continue to upgrade it while proactively managing our expenses.  We are also aggressively seeking new customers.  As the U.S. and European economies improve, we believe our efforts will result in improved performance for our shareholders.  Meanwhile, our balance sheet is strong with cash and no debt.  Cash from operations for the nine months ended December 31 totaled $6.2 million, and we continue to return capital to shareholders through dividends."

Third Quarter Dividends
The Company also announced that on February 5, 2013 its board of directors declared a cash dividend of $0.05 per share for the fiscal third quarter ended December 31, 2012.  The dividends will be payable on March 7, 2013 to shareholders of record as of February 15, 2013.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Digidesign Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
	December 31,	March 31,
	2012	2012
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$28,464	$33,073
Fixed deposits maturing over three months	6,869	4,008
Marketable securities (note 2)	3,498	-
Available-for-sale securities (note 2)	8,575	7,630
Accounts receivable, net	10,888	12,476
Inventories (note 4)	12,770	15,852
Prepaid expenses and other current assets	1,132	2,164
Total current assets	72,196	75,203
Property, plant and equipment - net	43,542	46,177
Deferred income tax assets	189	187
Goodwill	392	392
Total assets	$116,319	$121,959
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$4,364	$5,741
Accrued payroll and employee benefits	3,442	3,778
Customer deposits	1,297	2,257
Other accrued liabilities	1,368	1,311
Income taxes payable	572	438
Deferred income tax liabilities	519	421
Dividend payable	-	324
Total current liabilities	11,562	14,270
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding December 31, 2012 - 16,433,118 (note 6);
March 31, 2012 - 16,196,810	52,443	50,816
Additional paid-in capital	6,949	8,265
Accumulated other comprehensive income	5,515	4,570
Retained earnings	39,850	44,038
Total shareholders' equity	104,757	107,689
Total liabilities and shareholders' equity	$116,319	$121,959

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Quarter ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011

Net sales	$13,766	$16,241	$44,557	$52,585
Cost of sales	12,150	13,874	38,078	44,529
Gross profit	1,616	2,367	6,479	8,056
Selling, general and administrative expenses	2,403	2,798	7,749	9,038
Other income, net	130	25	219	465
Operating loss	(657)	(406)	(1,051)	(517)
Non-operating income, net	496	589	1,284	208
Income (Loss) before income taxes	(161)	183	233	(309)
Income taxes	60	92	225	439
Net income (loss) attributable to Deswell Industries, Inc.	$(221)	$91	$8	$(748)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$381	$(1,005)	$945	$(1,525)
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$160	$(914)	$953	$(2,273)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income (loss) per share	$(0.013)	$0.006	$0.0005	$(0.05)
Weighted average common shares outstanding
shares in thousands)	16,698	16,197	16,482	16,197

Diluted:
Net income (loss) per share	$(0.013)	$0.006	$0.0005	$(0.05)
Weighted average number of shares
outstanding (in thousands)	16,717	16,198	16,559	16,202

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)	Nine months ended
	December 31,
	2012	2011
Cash flows from operating activities :
Net income / (loss)	$8	$(748)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	3,226	3,868
Provision for (reversal of) doubtful accounts	157	(110)
Allowances for (reversal of) obsolete inventories	182	(396)
Impairment of (reversal of) property, plant and equipment	-	(112)
Gain on sale of property, plant and equipment	(78)	(76)
Unrealized holding loss (gain) on marketable securities	93	654
Gain on disposal of marketable securities	(360)	-
Deferred tax	96	104
Changes in operating assets and liabilities :
Accounts receivable	1,431	2,619
Inventories	2,900	3,707
Prepaid expenses and other current assets	1,032	194
Accounts payable	(1,377)	(1,052)
Accrued payroll and employee benefits	(336)	(143)
Customer deposits	(960)	839
Other accrued liabilities	57	(106)
Income taxes payable	134	(134)
Net cash provided by operating activities	6,205	9,108

Cash flows from investing activities
Purchase of property, plant and equipment	(609)	(228)
Proceeds from sale of property, plant and equipment,	96	311
net of transaction costs
Purchase of marketable securities	(5,592)	(3,184)
Proceeds from sale of marketable securities	2,361	-
Investment in available-for-sales securities	-	(8,376)
Increase in fixed deposits maturing over three months	(2,861)	(3,153)
Net cash used in investing activities	(6,605)	(14,630)

Cash flows from financing activities
Dividends paid	(4,520)	(2,430)
Exercised of stock options	1,295	4
Common stock repurchased	(984)	-
Net cash used in financing activities	(4,209)	(2,426)

Net decrease in cash and cash equivalents	(4,609)	(7,948)
Cash and cash equivalents, beginning of year	33,073	35,635
Cash and cash equivalents, end of year	28,464	27,687

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	2	469

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2012 and March 31, 2012, the results of operations for the quarter and nine months ended December 31, 2012 and December 31, 2011, and the cash flows for the nine months ended December 31, 2012 and December 31, 2011.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 20, 2012 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized loss and cost are as follows:

	March 31, 2012

		Gross
	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	-	-	-
Available-for-sale
Corporate debt securities	$8,376	$(746)	$7,630

	December 31, 2012

		Gross
	Cost	Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$3,595	$(97)	$3,498
Available-for-sale
Corporate debt securities	$8,376	$199	$8,575

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gains from these marketable securities are included in the non-operating income of the consolidated statement of income.

There was a realized gain of $360,000 from the sale of marketable securities during the nine months ended December 31, 2012.

Available-For-Sale Securities

The Company has investments in two corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

The contractual maturities of the Corporate bonds held at December 31, 2012 were more than 10 years.

The annual interest income receivable from those two corporate bonds is approximately $750.

As of December 31, 2012, the corporate debt securities have derived interest income of $1,242 to the Company since the dates of their acquisitions.

3.	Income from Available-For-Sale Securities

For the nine months ended December 31, 2012, the interest income derived from the available-for-sale securities of $558 and the unrealized gain on available-for-sale securities of $945 have been separately presented as non-operating income and other comprehensive loss.

4.	Inventories

	December 31,	March 31,
	2012	2012
Inventories by major categories :
Raw materials	$7,178	$8,440
Work in progress	3,897	5,262
Finished goods	1,695	2,150
	$12,770	$15,852

5.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended December 31, 2012 and 2011 were both from the Company’s continuing operations.

6.	Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of December 31, 2012, 368,692 common shares have been repurchased under the stock buyback plan for a total consideration of $1.0 million at an average price of $2.67 per share.

DESWELL INDUSTRIES, INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2012 Compared to Quarter Ended December 31, 2011

Net Sales - The Company’s net sales for the quarter ended December 31, 2012 were $13,766,000, a decrease of $2,475,000, or 15.2%, as compared to the corresponding period in fiscal 2012.  The decrease in sales was mainly related to the decreases in sales of $924,000 in our plastic segment and of $1,551,000 in our electronic and metallic segment.  These represent decreases of 12.7% and 17.3% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,991,000 mainly for telephone and office equipment products, offsetting an increase in orders from existing customers of $1,067,000 mainly for plastic components of electronic and tooling products.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders from existing customers for professional audio equipment, home entertainment and vending machine products of $2,754,000, offsetting an increase of $1,202,000 in sales for professional audio equipment with existing customers.

Gross Profit - The gross profit for the quarter ended December 31, 2012 was $1,616,000, representing a gross profit margin of 11.7%.  This compares with the overall gross profit and gross profit margin of $2,367,000 or 14.6% for the quarter ended December 31, 2011.

Gross profit in the plastic segment decreased by $704,000 to $692,000 or 10.9% of net sales, for the quarter ended December 31, 2012, as compared to $1,396,000 or 19.1% of net sales, for the quarter ended December 31, 2011.  The decrease in gross margin in the plastic segment was mainly due to increases in raw materials cost and factory overheads as a percentage of net sales, respectively, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $47,000 to $924,000, or 12.5% of net sales, for the quarter ended December 31, 2012, as compared to $971,000 or 10.9% of net sales, for the same period of last fiscal year. The improvement in gross margin was mainly attributed to savings in raw materials and factory overheads due to efficient usage, and in labor cost resulting from less allowances paid, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2012 were $2,403,000, or 17.5% of total net sales, compared to $2,798,000, or 17.2% of total net sales for the quarter ended December 31, 2011.  There was a decrease in selling, general and administrative expenses of $395,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $93,000 to $1,561,000, or 24.5% of net sales, for the quarter ended December 31, 2012 compared to $1,654,000 or 22.7% of net sales for the corresponding period in fiscal 2012.  The lower SG&A expense for the quarter was primarily related to a decrease of $11,000 in staff costs and welfare, which resulted from the reduction of administrative staff, and $73,000 in depreciation expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $302,000 to $842,000, or 11.4% of net sales for the quarter ended December 31, 2012, compared to $1,144,000, or 12.8% of net sales for the corresponding period in fiscal 2012.  The decrease in SG&A expenses was primarily related to a decrease of $214,000 in staff costs and welfare, and $98,000 in selling expense, offsetting an increase of $22,000 in local government tax and charges, as compared with the corresponding quarter in the prior fiscal year.

Other operating income - Other operating income was $130,000 for the quarter ended December 31, 2012, as compared to other operating income of $25,000 for the quarter ended December 31, 2011.

On a segment basis, other operating income attributable to the plastic segment was $92,000 as compared to other operating expense of $23,000 for the same quarter last year.  The increase in other operating income was mainly due to an exchange gain of $70,000 and a reversal of the provision of $31,000 for doubtful receivables in the quarter ended December 31, 2012, as compared to a provision of $87,000 for doubtful receivables, and a gain of $42,000 from sales of materials in the corresponding year-ago quarter.

Other operating income attributable to the electronic and metallic segment was $38,000 in the quarter ended December 31, 2012, as compared to other operating income of $48,000 for the year-ago quarter. The decrease in other operating income was mainly due to a gain of $26,000 from sales of materials and of $20,000 from other operating income, and an exchange loss of $18,000 in the quarter ended December 31, 2012, as compared to a gain of $27,000 from sales of materials and of $86,000 from other operating income, offsetting a provision of $34,000 for doubtful receivables, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $657,000 for the quarter ended December 31, 2012, as compared with operating loss of $406,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $777,000 or negative 12.2% of net sales in the quarter ended December 31, 2012 compared to an operating loss of $281,000 or negative 3.9% of net sales in the corresponding period of fiscal 2012.   The increase in operating loss in the plastic division was mainly due to a decrease in gross margin as described above.

Operating income in the electronic and metallic segment was $120,000, or 1.6% of net sales in the quarter ended December 31, 2012 compared to an operating loss of $125,000 or negative 1.4% of net sales in the corresponding period of fiscal 2012.  The increase in operating income of the electronic and metallic segment was mainly due to improvement in gross margins as well as lower SG&A expenses as described above.

Non-operating income – Non-operating income decreased by $93,000 to $496,000 for the quarter ended December 31, 2012 as compared to non-operating income of $589,000 for the year-ago quarter.  This is mainly attributable to $215,000 of income from securities investment, $116,000 of interest income, an unrealized loss of $179,000 on revaluation of marketable securities and a realized gain of $360,000 from disposal of marketable securities, as compared to $187,000 of income from securities investment, $119,000 of interest income, and an unrealized gain of $281,000 on revaluation of marketable securities in the year-ago quarter.

Income Taxes – Income tax for the quarter ended December 31, 2012 was comprised of an income tax expense of $44,000 and a deferred tax provision of $16,000, as compared to an income tax expense of $64,000 and a deferred tax provision of $28,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $23,000 and a deferred tax provision of $16,000 in the plastic segment for the quarter ended December 31, 2012, as compared to an income tax expense of $5,000 and a deferred tax provision of $28,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended December 31, 2012 was comprised of an income tax expense of $21,000, as compared to an income tax expense of $59,000 in the corresponding quarter of fiscal 2012.

Net Loss – The Company had a net loss of $221,000 for the quarter ended December 31, 2012 as compared to net income of $91,000 for the quarter ended December 31, 2011.   Net loss for the quarter ended December 31, 2012 represented negative 1.6% of net sales, compared to 0.6% of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended December 31, 2012 totaled $322,000, as compared to a net income of $81,000 for the corresponding quarter in fiscal 2012.  The decrease in net income was mainly the result of a decrease in gross profit and margin for the quarter as described above.

Net income for the electronic and metallic segment for the quarter ended December 31, 2012 was $101,000, as compared to a net income of $10,000 for the corresponding quarter in fiscal 2012.  The increase in net income of the electronic and metallic segment was primarily the result of improved gross margins and lower SG&A expenses as described above.

Nine Months Ended December 31, 2012 Compared to Nine Months Ended December 31, 2011

Net Sales - The Company's net sales for the nine months ended December 31, 2012 were $44,557,000, a decrease of $8,028,000 or 15.3% as compared to $52,585,000 in the corresponding period in fiscal 2012. The decrease was related to a decrease in sales revenues of $1,527,000 in our plastic segment and $6,501,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was related to a decrease of $4,265,000 in orders from existing customers mainly for telephone and printing equipment, offsetting an increase of $2,739,000 in orders from existing customers mainly for plastic components of electronic entertainment products, cleaning accessories and medical equipment.  The decrease in sales orders was mainly attributed by the uncertain and slow momentum in consumer demand in the western economies.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $8,336,000 in orders from existing customers for professional audio instrument products, offsetting an increase of $1,840,000 in orders for home entertainment and vending machine products.  The decrease in sales orders was mainly attributed to the weakening economies in Europe and the United States resulting in sluggish demand for products.

Gross Profit - Gross profit for the nine months ended December 31, 2012 was $6,479,000, representing a gross profit margin of 14.5%. This compared with the overall gross profit and gross profit margin of $8,056,000 or 15.3% for the nine months ended December 31, 2011.

Gross profit in the plastic segment decreased by $899,000 to $3,668,000 or 16.8% of net sales for the nine months ended December 31, 2012, as compared to $4,567,000 or 19.5% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the increase in raw material costs and factory overhead as a percentage of net sales, when compared with the same period of last year.

Gross profit in the electronic and metallic segment decreased by $678,000 to $2,811,000 or 12.4% of net sales for the nine months ended December 31, 2012, as compared to $3,489,000 or 12.0% of net sales, for the same period of last fiscal year.  The slight improvement in gross margin was mainly attributed to savings from efficient usage of raw materials, offsetting increase in labor cost resulting from increase in labor rate, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2012 were $7,749,000 or 17.4% of total net sales, as compared to $9,038,000 or 17.2% of total net sales for the nine months ended December 31, 2011. Selling, general and administrative expenses decreased by $1,289,000 or 14.3% in the first nine of fiscal 2013 compared to the corresponding period of last fiscal year.

SG&A expenses in the plastic segment decreased by $569,000 to $4,999,000 or 22.8% of net sales for the nine months ended December 31, 2012, compared to $5,568,000 or 23.8% of net sales for the corresponding period in fiscal 2012. The decrease was primarily related to the decrease of $437,000 in staff costs and benefits, $104,000 for outsourced services and $171,000 in depreciation expense, offsetting an increase of $131,000 in local government taxes and charges, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment decreased by $720,000 to $2,750,000 or 12.1% of net sales for the nine months ended December 31, 2012, compared to $3,470,000 or 11.9% of net sales for the corresponding period in fiscal 2012. The decrease was primarily related to the decrease of $510,000 in staff costs and welfare, $104,000 in selling expenses as well as $64,000 in depreciation expense, as compared with the corresponding period in the prior fiscal year.

Other operating income - Other operating income was $219,000 for the nine months ended December 31, 2012, as compared to other operating income of $465,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, other operating income attributable to the plastic segment for the nine months ended December 31, 2012 was $101,000, as compared to income of $454,000 for the same period in the prior fiscal year. The decrease in other operating income was mainly due to an exchange gain of $115,000, a gain of $22,000 from sales of materials and a provision of $53,000 for doubtful receivables in the nine months ended December 31, 2012, as compared to an exchange gain of $177,000, a gain of $132,000 from sales of materials, as well as a gain of $93,000 from disposal of fixed assets during the same period of the prior fiscal year.

Other operating income attributable to the electronic and metallic segment for the nine months ended December 31, 2012 was $118,000, as compared with other operating income of $11,000 for the corresponding period in the prior fiscal year. This increase in other operating income was mainly due to a gain of $145,000 from sales of materials and other operating income, a gain of $62,000 from disposal of fixed assets and a provision of $104,000 for doubtful receivables during the nine months ended December 31, 2012, as compared to a gain of $84,000 from sales of materials and other operating income, an exchange loss of $30,000 and a provision of $33,000 for doubtful receivables in the same period of last fiscal year.

Operating Loss - Operating loss was $1,051,000 for the nine months ended December 31, 2012, as compared to an operating loss of $517,000 in the corresponding nine months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $1,230,000, or negative 5.6% of net sales in the nine months ended December 31, 2012, as compared to operating loss of $547,000 or negative 2.3% of net sales in the corresponding period in fiscal 2012.   The increase in operating loss in the plastic segment was mainly due to a decrease in gross margin and other operating income as described above.

The electronic and metallic segment reported an operating income of $179,000 or 0.8% of net sales in the nine months ended December 31, 2012, compared to an operating income of $30,000 or 0.1% of net sales in the corresponding period in fiscal 2012.  The increase in operating income was mainly due to the combined effect of a slight improvement in gross margin and an increase in other operating income as described above.

Non-operating income – Non-operating income for the nine months ended December 31, 2012 was $1,284,000, as compared to non-operating income of $208,000 in the year-ago nine months.  This was primarily due to increases of $171,000 of income from securities investments, $68,000 from interest income, $360,000 in realized gain from disposal of marketable securities, and $554,000 in unrealized gain on the revaluation of marketable securities during the period ended December 31, 2012, as compared with the same period of the prior fiscal year.

Income Taxes – Income tax for the nine months ended December 31, 2012 represented an income tax expense of $131,000 and a deferred tax provision of $94,000, as compared to an income tax expense of $330,000 and a deferred tax provision of $109,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, there was an income tax expense of $54,000 and a deferred tax provision of $94,000 in the plastic segment for the nine months ended December 31, 2012, as compared to an income tax expense of $210,000 and a deferred tax provision of $109,000 during the year-ago nine months.  The income tax of the electronic and metallic segment was comprised of an income tax expense of $77,000 for the nine months ended December 31, 2012, as compared to an income tax expense of $120,000 in the corresponding nine months of fiscal 2012.

Net Income – The Company had net income of $8,000 for the nine months ended December 31, 2012, as compared to a net loss of $748,000 for the nine months ended December 31, 2011.   Net income for the nine months ended December 31, 2012 represented 0.02% of net sales, compared to negative 1.4% in the same nine months of the prior fiscal year.  The increase in net income was mainly the result of an increase in non-operating income as described above.

Net loss for the plastic segment for the nine months ended December 31, 2012 totaled $199,000, as compared to a net loss of $755,000 for the corresponding nine months in fiscal 2012.  The decrease in net loss in the plastic segment was mainly the result of an increase in non-operating income as described above.

Net income for the electronic and metallic segment for the nine months ended December 31, 2012 was $207,000, compared to net income of $7,000 for the corresponding nine months of fiscal 2012.  The increase in net income of the electronic and metallic segment was mainly attributable to a slight improvement in gross margin as well as an increase in other operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2012, the Company had working capital of $60,634,000 as compared to $60,933,000 at March 31, 2012.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of December 31, 2012.

As of December 31, 2012, the Company had cash and cash equivalents of $28,464,000, as compared to $33,073,000 at March 31, 2012.  During the nine months ended December 31, 2012, net cash provided by operating activities was $6,205,000.  Net cash used in investing activities was $6,605,000, mainly accounted for by $5,592,000 in the purchase of marketable securities and a $2,861,000 increase in time deposits over three months, offsetting proceeds of $2,361,000 from disposal of marketable securities during the nine months ended December 31, 2012.   Net cash used in financing activities was comprised mainly of $4,520,000 for quarterly dividend payments and $984,000 in repurchase of the Company’s common shares, offsetting $1,295,000 cash received from the exercise of employee stock options in the nine months ended December 31, 2012.

As of December 31, 2012, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: February 5, 2013